Exhibit 99.1

Stronger than expected demand drives ASML Q1 sales
Positive momentum expected to continue throughout 2017
VELDHOVEN, the Netherlands, April 19, 2017 - ASML Holding N.V. (ASML) today publishes its 2017 first-quarter results.

•	Q1 net sales of EUR 1.94 billion, gross margin 47.6 percent

•	EUV backlog grows to 21 systems valued at EUR 2.3 billion

•	ASML expects Q2 2017 net sales between EUR 1.9 and 2.0 billion and a gross margin between 43 and 44 percent

(Figures in millions of euros unless otherwise indicated)	Q4 2016	Q1 2017
Net sales	1,907	1,944
...of which service and field option sales [1]	618	728

Other income (Co-Investment Program)	23	24

Net bookings [2]	1,580	1,894
Systems backlog [2]	3,961	4,509

Gross profit	901	925
Gross margin (%)	47.2	47.6

Net income	524	452
EPS (basic; in euros)	1.23	1.05

End-quarter cash and cash equivalents and short-term investments	4,057	3,836
1 As per January 1, 2017, ASML presents net sales with respect to metrology and inspection systems as part of Net system sales instead of Net service and field option sales. The comparative numbers have been adjusted to reflect this change in accounting policy.

2
Our systems backlog and net bookings include all system sales orders for which written authorizations have been accepted (for EUV starting with the NXE:3350B). As per January 1, 2017 our systems backlog and net bookings also include metrology and inspection systems.

A complete summary of US GAAP Consolidated Statements of Operations is published on www.asml.com
CEO Statement
"A positive industry environment provided a strong start to 2017 and healthy demand is expected to continue throughout the rest of the year. Our DUV business saw strong demand from all sectors of the industry. Our service and options business was also very strong in the first quarter, as a number of customers bought performance-enhancing upgrades for their existing immersion tools. Our second-quarter guidance shows that we expect these trends continue," ASML President and Chief Executive Officer Peter Wennink said.
"In EUV, which is now in a phase of industrialization, the order flow continued, taking our backlog to 21 EUV systems."

Product and Business Highlights

•
In DUV lithography, we continued to ship TWINSCAN NXT:1980 systems for memory, the ramp of the 10 nanometer logic node as well as process development for the 7 nanometer foundry node, bringing the installed base to more than 60 systems. Several customers had their previous-generation NXT systems upgraded in the quarter, with some taking selective productivity or overlay/focus upgrades and others choosing for a full upgrade to NXT:1980 performance. One system with a productivity upgrade processed more than 5,700 wafers in a single day at a memory customer, setting a new record for an NXT system. We boosted the productivity of our XT:860 KrF system further to 250 wafers per hour. Two customers have received upgrades to their existing XT:860 tools, realizing that performance. For our customers in 3D NAND, we released new options that improve focus and alignment performance on the high-topography layers typical for this application.

•
In Holistic Lithography, we formed a partnership with Cadence Design Systems to integrate ASML lithography and patterning simulation models into Cadence products, which will allow chip designers to perform manufacturability checks in the design phase to achieve better performance and shorter cycle times.

•	In EUV lithography, we started shipping the first NXE:3400B system late in the first quarter and completed shipment early in the second quarter.
Outlook
For the second-quarter of 2017, ASML expects net sales between EUR 1.9 and 2.0 billion which includes approximately EUR 200 million EUV revenue, a gross margin between 43 and 44 percent, R&D costs of about EUR 315 million, other income of about EUR 24 million -- which consists of contributions from participants of the Customer Co-Investment Program, SG&A costs of about EUR 100 million and an effective annualized tax rate between 13 and 14 percent. We expect three NXE:3400B shipments in the second-quarter of 2017.
Dividend Proposal
ASML has submitted a proposal to the 2017 Annual General Meeting of Shareholders, which takes place on April 26, 2017, to declare a dividend in respect of 2016 of EUR 1.20 per ordinary share (for a total amount of approximately EUR 515 million), compared with a dividend of EUR 1.05 per ordinary share paid in respect of 2015.
Update Share Buyback Program
As part of ASML's financial policy to return excess cash to shareholders through dividends and regularly timed share buyback programs, ASML in January 2016 announced its intention to purchase up to EUR 1.5 billion of shares to be executed within the 2016-2017 time frame. ASML intends to cancel the shares upon repurchase.
As announced on November 3, 2016, the share buyback program is currently paused. As a result, the 2016–2017 program may not be completed for the full amount. The current program remains in place, yet it may be further suspended, modified or discontinued at any time. Any transactions under this program will be published on ASML's website (www.asml.com/investors) on a weekly basis.
Media Relations Contacts                    Investor Relations Contacts
Monique Mols, phone +31 6 5284 4418                 Craig DeYoung, phone +1 480 696 2762
Niclas Mika, phone +31 6 201 528 63                    Marcel Kemp, phone +31 40 268 6494
Investor and Media Conference Call
A conference call for investors and media will be hosted by CEO Peter Wennink and CFO Wolfgang Nickl at 15:00 Central European Time / 09:00 AM U.S. Eastern time. To register for the call and receive dial-in information, go to www.asml.com/qresultscall. Listen-only access is also available via www.asml.com.
About ASML
ASML is one of the world’s leading manufacturers of chip-making equipment. Our vision is to enable affordable microelectronics that improve the quality of life. To achieve this, our mission is to invent, develop, manufacture and service advanced technology for high-tech lithography, metrology and software solutions for the semiconductor industry. ASML's guiding principle is continuing Moore's Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. This results in increasingly powerful and capable electronics that enable the world to progress within a multitude of fields, including healthcare, technology, communications, energy, mobility, and entertainment. ASML is a multinational company with offices in 60 cities in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 17,000 people on payroll and flexible contracts (expressed in full time equivalents). ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on www.asml.com.

US GAAP and IFRS Financial Reporting
ASML's primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting principles generally accepted in the United States of America. Quarterly US GAAP consolidated statements of operations, consolidated statements of cash flows and consolidated balance sheets, and a reconciliation of net income from US GAAP to IFRS as adopted by the EU (‘IFRS’) are available on www.asml.com.
In addition to reporting financial figures in accordance with US GAAP, ASML also reports financial figures in accordance with IFRS for statutory purposes. The most significant differences between US GAAP and IFRS that affect ASML concern the capitalization of certain product development costs and the accounting of income taxes. ASML’s quarterly IFRS consolidated statement of profit or loss, consolidated statement of cash flows, consolidated statement of financial position and a reconciliation of net income from US GAAP to IFRS are available on www.asml.com.
The consolidated balance sheets of ASML Holding N.V. as of April 2, 2017, the related consolidated statements of operations and consolidated statements of cash flows for the quarter ended April 2, 2017 as presented in this press release are unaudited.
Regulated Information
This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.
Forward Looking Statements
This document contains statements relating to certain projections and business trends that are forward-looking, including statements with respect to expected trends and outlook, including expected customer insertion of EUV in volume manufacturing, including expected volume orders, systems backlog, expected financial results and trends for the second quarter of 2017, including expected sales, other income, gross margin, R&D and SG&A expenses, and effective annualized tax rate, annual revenue opportunity for ASML and EPS potential by 2020 with significant further growth potential into the next decade, including further growth potential into the next decade, expected industry trends and expected trends in the business environment, including our expectation that the trends exhibited in the first quarter of 2017 will continue in the second quarter of 2017 and our expectation of healthy demand through the end of 2017, statements with respect to EUV targets, manufacturing, supply chain and service capabilities, and ASML’s commitment to secure system performance, shipments and support for volume manufacturing, including availability, productivity, throughput and shipments, including timing of shipments and the ability to support a larger installed base, shrink being a key driver supporting innovation and providing long-term industry growth, lithography enabling affordable shrink and delivering value to customers, expected industry adoption of EUV and statements with respect to the intent of customers to insert EUV into production, the extension of EUV beyond the next decade, the expected continuation of Moore's law and that EUV will continue to enable Moore’s law and drive long term value for ASML beyond the next decade, intention to return excess cash to shareholders, and statements about our proposed dividend, dividend policy and intention to repurchase shares and statements with respect to the share repurchase plan. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "targets", "commits to secure" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers' products, competitive products and pricing, the impact of any manufacturing efficiencies and capacity constraints, performance of our systems, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products including EUV, the number and timing of EUV systems expected to be shipped and recognized in revenue, delays in EUV systems production and development and volume production by customers, including meeting development requirements for volume production, that demand for EUV systems being sufficient to result in utilization of EUV facilities in which ASML has made significant investments, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, changes in tax rates, available cash and liquidity, our ability to refinance our indebtedness, distributable reserves for dividend payments and share repurchases and timing of resumption of the share repurchase plan, and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

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